UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41181

Tokyo Lifestyle Co., Ltd.

Harumi Building, 2-5-9 Kotobashi
Sumida-ku, Tokyo, 130-0022
Japan
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Results of Tokyo Lifestyle Co., Ltd.’s Extraordinary General Meeting of Shareholders

On March 14, 2025, Tokyo Lifestyle Co., Ltd. (the “Company”) held an extraordinary general meeting of shareholders (the “Extraordinary Meeting”) of the Company on 5th Floor, Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, Japan, at 11:00 a.m. local time.

The Extraordinary Meeting was held with a quorum present, and the agenda item was resolved by the shareholders of the Company in accordance with the Companies Act of Japan and the Company’s Articles of Association as follows:

The shareholders approved the proposal to reduce the amount of share capital by 91,221,358 yen to 10,000,000 yen. All of the 91,221,358 yen of share capital reduced was designated as additional paid-in capital reserve. The effective date of this change was March 21, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tokyo Lifestyle Co., Ltd.

Date: March 27, 2025	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director (Principal Executive Officer)